"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22544455

Date: 25 May 2004

ORK – Corporate Assembly meeting

A meeting in Orkla's Corporate Assembly was held yesterday Monday 24 May 2004.

Johan Fredrik Odfjell, Anne Birgitte Lundholt, Peter Ruzicka and Kjell E. Almskog were re-elected as members of the Board of Directors for two years. Christen Sveaas is leaving the Board and Stein Erik Hagen was elected as member of the Board of Directors for one year.

Johan Fredrik Odfjell was re-elected as Chairman of the Board.

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